

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 1, 2010

Frank L. Jennings, CFO
New Frontier Energy, Inc.
1789 W. Littleton Blvd.
Littleton, Colorado 80120

> **Re: New Frontier Energy, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2009**
> **Response filed January 8, 2010**
> **File No. 0-05742**

Dear Mr. Jennings:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief